LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

June 30, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.
Securities Act File No. 002-74452
Investment Company Act File No. 811-03290
Post-Effective Amendment No. 72

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 72 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock iShares® Alternative Strategies V.I. Fund and BlackRock iShares® Dynamic Allocation V.I. Fund (together, the “Funds”). We note that, on May 13, 2014, the Board of Directors of the Registrant approved the establishment of (i) a wholly owned subsidiary of BlackRock iShares® Alternative Strategies V.I. Fund, BlackRock Cayman iShares Alternative Strategies V.I. Fund, Ltd., and (ii) a wholly owned subsidiary of BlackRock iShares® Dynamic Allocation V.I. Fund, BlackRock Cayman iShares Dynamic Allocation V.I. Fund, Ltd. (together, the “Subsidiaries”), for the purpose of providing additional flexibility to increase each Fund’s exposure to commodity-related instruments.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to make changes, to the Funds’ fees and expenses and the Funds’ investment strategies, policies and risks. These changes reflect the establishment of the Subsidiaries. We request that the Staff limit its review of the Amendment to the aforementioned changes to the Funds’ Prospectuses and Statement of Additional Information.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8865 or Katherine A. McGavin at (212) 728-8806.

Very truly yours,

/s/ Ryan P. Brizek__________________
Ryan P. Brizek

Enclosures

cc:	Ben Archibald, Esq. Greg Daddario, Esq.

Maria Gattuso, Esq.

Katherine A. McGavin, Esq.